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# Randall Hooper, MBA

Hooper and Curry CO-CEO

Greater Los Angeles Area · 382 connections · **Contact info**

Hooper and Curry Productions

 Grand Canyon University

## About

I was born in Los Angeles and raised in Sacramento. Since 1993 at the age of 11 being on the set of Martin and meeting him I knew what I wanted to do and what my DREAM was.
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## Experience

### CEO
Hooper and Curry Productions
Sep 2010 – Present · 9 yrs
Greater Los Angeles Area

Television/Screenplay Writer.

Sister Code (2015) Writer IMDB

### Motivational Speaker
Hooper Ent.
Jun 2010 – Present · 9 yrs 3 mos
World Wide

Speak to the youth about the importance of Education and the key to Success is Communication. Also have a P.L.A.N.= Pay Later Act Now

### Founder
John and Edna Walton Cancer Foundation
Mar 2009 – Present · 10 yrs 6 mos
Sacramento, California Area

Supporting Oncology Cancer

### Production Assistant
Pretty Bird Productions
Oct 2007 – Mar 2008 · 6 mos

Oversaw some aspects of projects in production
Managed equipment set up and some set design/ production
Support Producer on all productions

### Assistant Director
Vagina Monologue
Sep 2006 – Feb 2007 · 6 mos

Assist in set design/production

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### Education

**Grand Canyon University**
Doctorate of Business Administration, Business Administration and Management,
General, 3.57
2018 – 2021

**University of Phoenix**
MBA, Business
2009 – 2010

**Alabama Agricultural and Mechanical University**
B.A, Telecommunications
2004 – 2007
Activities and Societies: Honor Roll

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### Skills & Endorsements

**Film Production** · 18
**Darien Curry and 17 connections** have given endorsements for this skill

**Entertainment** · 13
Endorsed by **Crystal Bell, who is highly skilled at this**

**Television** · 12
**Kay Johnson and 11 connections** have given endorsements for this skill

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